John Hancock Place Post Office Box 111 Boston, Massachusetts 02117 (617) 572-0320 Fax: (617) 572-9161 E-mail: pminella@jhancock.com Paula J. Minella AVP and Senior Counsel

VIA EDGAR

July 7, 2017

Sonny Oh, Esq.

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A.)
John Hancock Life Insurance Company (U.S.A.) Separate
Account A
“Protection Variable Universal Life 2017”
Initial Registration Statement filed on Form N-6
File Nos. 811-4834 and 333-217721

Dear Mr. Oh:

On May 5, 2017, John Hancock Life Insurance Company (U.S.A.) (the “Company”) and its corresponding separate account (collectively, the “Registrant”) filed an initial registration statement relating to a new variable life insurance policy known as Protection Variable Universal Life Insurance (“PVUL”) 2017. On behalf of the Registrant, we are responding to your follow-up comments conveyed by telephone on July 5. We repeat in bold face type below each comment and set forth Registrant’s response thereto.

1.	Please retain the “tax consequences of coverage changes” section that is applicable to the cash value accumulation test?

  The Registrant has retained the applicable portion of the “Tax consequences of coverage change.” The section now reads as follows:

  A change in death benefit option or a reduction in Face Amount may change the policy’s limits under Federal tax laws. To avoid having the policy cease to qualify as life insurance for tax purposes, we reserve the right to refuse or limit a change in the death benefit option or a reduction in Face Amount. Please read “Tax considerations” to learn about possible tax consequences of changing your insurance coverage under the policy.

2.	Confirm that the applicable disclosure in the “Ways in which we pay out policy proceeds” section has been included in the “When we pay policy proceeds” section on page 37.

The Registrant confirms that the “When we pay policy proceeds” section has been revised to include the applicable disclosure from the “Ways in which we pay out policy proceeds” section as follows:

When we pay policy proceeds

We will ordinarily pay any death benefit, withdrawal, surrender value or loan within seven days after we receive the last required form or request (and, with respect to the death benefit, any other documentation that may be required). You may choose to receive proceeds from the policy as a single sum. If we do not have information about the desired manner of payment within seven days after the date we receive documentation of the insured person’s death, we will pay the proceeds as a single sum.

As permitted by state law and our current administrative procedures, death claim proceeds may be placed into an interest-bearing John Hancock retained asset account in the beneficiary’s name. The interest earned in a John Hancock retained asset account is normally subject to income tax. You should consult with your tax advisor if you have any questions regarding taxation of the interest earned. We will provide the beneficiary with a checkbook, so checks may be written for all or a part of the proceeds. The retained asset account is part of our general account and is subject to the claims of our creditors. It is not a bank account and it is not insured by the FDIC. We may receive a benefit from managing proceeds held in a retained asset account. Alternatively, you can elect to have proceeds of $1,000 or more applied to any of the other payment options we may offer at the time. You cannot choose an option if the monthly payments under the option would be less than $50. We will issue a supplementary agreement when the proceeds are applied to any alternative payment option. That agreement will spell out terms of the option in full. Please contact our Service Office for more information.

3.	Death Benefit Protection

Please revise the Death Benefit Protection feature section so that it is written in Plain English (and reflects the version of the disclosure that was originally filed with the staff on May 5, 2017.

The Registrant has revised the disclosure under the Death Benefit Protection section as follows:

Your policy is issued with the Death Benefit Protection feature that prevents your policy from going into default in certain circumstances, as described below, even if your net cash surrender value falls to zero or below. The Death Benefit Protection feature does not provide you with any additional death benefit amount or any increase in your policy value, and it does not provide any type of investment performance guarantee.

The Death Benefit Protection feature prevents your policy from going into default as long as the Death Benefit Protection Value less policy debt is greater than zero and the policy debt does not exceed the policy value. The Death Benefit Protection Value (“DBPV”) is determined in a similar manner to the policy value determination described in this prospectus except that it has a separate set of notional charges and values. On the Issue Date and on each monthly deduction date thereafter, we will calculate your Death Benefit Protection Value (“DBPV”). Your DBPV is the accumulated value of any DBPV net premiums, plus DBPV interest, less the DBPV Administrative Charge, the DBPV Cost of Insurance Charge, and the DBPV Face Amount Charge (the “DBPV Monthly Deductions”). The DBPV Monthly Deductions are shown in your Policy Specifications page. Additionally, each time an amount is deducted from the policy value for any reason other than to take a monthly deduction (e.g., when you take a withdrawal), the DBPV is adjusted. Investment losses or gains, amounts credited to the fixed account, and Persistency Credits will not be applied to the Death Benefit Protection Value.

Your DBPV is calculated solely to determine whether your Death Benefit Protection feature is in effect. The DBPV charges and values that determine the DBPV are not charges you pay nor are they values that you receive in your policy value. The Death Benefit Protection Value does not provide you with any additional death benefit amount or any increase in your policy value.

The Death Benefit Protection feature will go into default at the beginning of any policy month in which the Death Benefit Protection Value less policy debt is less than or equal to zero after we deduct the DBPV Monthly Deductions that are due for that month. If the Death Benefit Protection feature is in default, we will notify you of that fact and allow a 61-day grace period in which you may make a premium payment sufficient to keep the policy from going into default (the “Death Benefit Protection Default Payment”). This required payment, as described in the notification, will be the amount necessary to bring the Death Benefit Protection Value less policy debt to zero, plus the amount necessary to keep the Death Benefit Protection Value less policy debt above zero for the next three policy months. If the Death Benefit Protection Default Payment is not paid by the end of the grace period, then the Death Benefit Protection feature will terminate. This feature cannot be reinstated after it terminates. At least 30 days prior to termination of the feature, we will send a notice to your last known address, specifying the amount you must pay to bring the feature out of default. If we have notice of a policy assignment on file at our Service Office, we will mail a copy of the notice of the amount due to the assignee on record.

The DBPV charge rates and interest rates are set at issue and reflect the age, sex and risk class of the insured person, as well as any additional rating and supplementary benefits, if applicable. The Death Benefit Protection feature may be impacted by certain policy changes because of the effect such policy changes has on the DBPV Monthly Deductions described above. Such changes include, but are not limited to the following: (i) a reduction in Face Amount, (ii) a death benefit option change, (iii) any change in the supplementary benefits added to the policy, (iv) any change in the risk classification of the insured person, or (v) withdrawals. Additionally, withdrawals reduce the DBPV by the amount of the withdrawal. For example, if the DBPV was equal to $2,000 at the time that you take a $3,000 withdrawal, then the DBPV would be reduced by the amount of that withdrawal to an amount that is less than zero, and your Death Benefit Protection Feature would then be in default.

4.	Persistency Credit

Please revise the Persistency Credit section so that it is written in Plain English (and reflects the version of the disclosure that was originally filed with the staff on May 5, 2017.

The Registrant has revised the disclosure under the Persistency Credit section as follows:

Beginning in policy year six, we will calculate a Persistency Credit to be applied to your policy value on each monthly deduction date. A Persistency Credit will be allocated automatically to each variable investment account and/or fixed account from which, and in the same proportion as, we are taking your monthly deductions.

The Persistency Credit is calculated on the basis of a notional value referred to as the Persistency Measure. The Persistency Measure is determined in a similar manner to the policy value determination described in this prospectus except that it has a separate set of notional charges and values, which include the Persistency Measure rates and adjustment factors shown in your Policy Specifications page and in the Table of Rates section of your policy, respectively.

On the Issue Date, the Persistency Measure is set equal to zero. Each time a premium is paid, the premium less a Persistency Measure Premium Charge is added to the Persistency Measure. Each time a monthly deduction is taken from the policy value, a Persistency Measure Administrative Charge, a Persistency Measure Face Amount Charge, a Persistency Measure Asset-Based Risk Charge, and a Persistency Measure Cost of Insurance Charge are taken from the Persistency Measure (the “Persistency Measure Monthly Deductions”). The Persistency Measure Monthly Deductions and the Persistency Measure Premium Charge are shown in your Policy Specifications page. Each time an amount is deducted from the policy value for any reason other than to take a monthly deduction (e.g., when you take a withdrawal) the Persistency Measure is reduced by the same ratio as the policy value is reduced. Withdrawals and policy loans will reduce your Persistency Measure, which in turn could reduce the value of the Persistency Credit that is applied to your policy value.

Your Persistency Measure is calculated solely to determine the amount of Persistency Credit to be applied to your policy value. The Persistency Measure charges and values that determine the Persistency Measure are not charges you pay nor are they values that you receive in your policy value.

The value of the Persistency Credit applied to your policy is affected by the amounts and timing of the premiums that you pay into the policy, and how well the investment options you select perform. This means that the value of your Persistency Credit may be smaller - or possibly you will receive no Persistency Credit at all - if you minimally fund your policy and/or if the variable investment accounts you select perform poorly.

Further, the value of the Persistency Credit is affected by how close the current cost of insurance rate being charged is to the maximum cost of insurance rate that the policy permits, and will go to zero if we charge the maximum cost of insurance rate and you are in the first 24 years of the policy. This means changes to the current cost of insurance rate (subject to the guaranteed maximum rate) can therefore affect how much Persistency Credit, if any, you may receive. No Persistency Credit that we applied to your policy value prior to such a change would be affected.

Another important consideration as to the amount of Persistency Credits, if any, that we will apply to your policy value is the length of time that you own the policy. The Persistency Credits are designed to enhance the long-term performance of your policy value. Subject to the other considerations discussed above, the longer you own the policy, the more Persistency Credits you could receive; and there will not be any Persistency Credits if you own the policy for less than six years.

As explained above, many factors may impact the value of Persistency Credit applied to your policy value. You can see the effect that changes to these factors have on the policy value by requesting an illustration at various assumptions.

5. Description of charges at the policy level – surrender charge

Please disclose what the “amount” calculated in part (a) is? If it is the maximum surrender charge, please explain that.

  The Registrant has revised the description of the surrender charge formula (e.g., part (a) and part (b)) as follows:

The surrender charge is equal to the Maximum Percentage of Surrender Charge shown in your Policy Specifications page multiplied by the lesser of (a) and (b) where:

(a) is the dollar amount shown in your Policy Specifications page in part (a) of the Surrender Charge formula, which is the maximum amount of surrender charge that could be applied to your policy and varies by Face Amount, age, gender and underwriting risk, and

(b) is the dollar amount indicated in the Policy Specifications page in part (b) of the Surrender Charge formula which varies by Face Amount, age, gender and underwriting risk, plus 20%of premiums paid to date over the Surrender Charge Limit Premium, shown in your Policy Specifications page.

Request for Acceleration

The Registrant and its Principal Underwriter have authorized us to hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

Registrant does, hereby acknowledge and agree, that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The registrants and principal underwriter intend to make an oral request for acceleration of effectiveness of the Registration Statements, as permitted by Rule 461(a) under the 1933 Act. Accordingly, in order to comply with the second sentence of Rule 461(a) the transmittal letter for a pre-effective amendment of each Registration Statement will state that intent and state that the registrant and principal underwriter are aware of their obligations under the 1933 Act. Those letters will also include the acknowledgments set forth in the above three bullet points.

Registrants intend to request acceleration of the effective date of the registration statement to July 14, 2017, and will include the requested language from Rule 461(a) in the transmittal letter for the pre-effective amendment.

Very truly yours,

/S/ Paula J. Minella